CARTER LEDYARD & MILBURN LLP

Counselors at Law

Guy P. Lander
Partner
•
Direct Dial: 212-238-8619
E-mail: lander@clm.com

2 Wall Street
New York, NY 10005-2072
•
Tel (212) 732-3200
Fax (212) 732-3232

uite 410
'1-3893

nue
-6856
(212) 371-2720

07027618

October 25, 2007

<u>VIA FEDEX</u>

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: <u>SEC File No. 082-34812, Amendment to Petrobank Energy and Resources Ltd. Application for Exemption Under Rule 12g3-2(b)</u>

Ladies and Gentlemen:

We represent Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company"), a corporation incorporated under the laws of Alberta, Canada. On behalf of Petrobank, we submit this letter to amend its application for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under Rule 12g3-2(b) under the Exchange Act. A copy of such application is attached for your reference.

Pursuant to Paragraph (f) of Rule 12g3-2(b), the Company now adds to its application a request that the Securities and Exchange Commission (the "Commission") permit the Company to publish electronically its ongoing home country documents required under Rule 12g3-2(b)(1)(iii).

Rather than deliver copies on paper to the Commission, the Company intends to publish the required disclosure documents on the Canadian securities regulatory authorities' System for Electronic Document Analysis and Retrieval (SEDAR), which is an electronic information delivery system generally available to the public in its primary trading market (as such term is defined in Exchange Act Rule 240.12h-6(f)). The information will be in English. The web site address for SEDAR is www.sedar.com.

Please acknowledge receipt of this letter and the enclosed documents by date stamping the enclosed copy of this letter and returning it to the undersigned in the self-addressed, stamped envelope provided.

dlw 10/30

6240914.2

If you have questions concerning this amendment to the Company's application for exemption, please feel free to contact me at the number above.

Very truly yours,

Guy Lander

Guy P. Lander

GPL:mk

Enclosure

cc: Andrea Hatzinikolas
General Counsel, Petrobank Energy and Resources Ltd.

DORSEY
DORSEY & WHITNEY LLP

RYAN B. PARDO
(206) 903-5453
PARDO.RYAN@DORSEY.COM

September 2, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, DC 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, we herewith submit, on behalf of our client, Petrobank Energy and Resources Ltd. ("Petrobank"), the documents listed on Schedule "A" hereto in order to avail Petrobank of the exemption from Section 12(g).

The documents listed on Schedule "A" hereto include all of the information which, during Petrobank's last fiscal year, ended December 31, 2003 (as required by subparagraph (1)(i) of Rule 12g3-2(b)), and all interim periods thereafter, Petrobank has (a) made public pursuant to the laws of Alberta or of Canada; (b) filed with the Toronto Stock Exchange or the Canadian securities regulatory authorities; or (c) distributed to its security holders.

Officers of Petrobank have informed us that Petrobank will, during this and each subsequent year, furnish the Commission with the information described above promptly after any such information is made public; in addition, promptly after the end of this and each subsequent fiscal year, Petrobank will furnish to the Commission a revised Schedule "A", should any changes occur therein.

Officers of Petrobank have also informed us that, to the best of their knowledge, as at May 14, 2004:

(a) the number of registered and non-registered (beneficial) holders of the classes of outstanding equity securities of Petrobank who are resident in the United States, as calculated pursuant to Rule 12g3-2(b), are set forth in the table below:

	No. of Holders (May 14, 2004)
Common Shares	252

(b) the respective amount and percentage of equity securities of Petrobank held by registered and non-registered (beneficial) holders who are residents in the Untied States is set forth below:

	Shares (May 14, 2004)	% of Class (May 14, 2004)
Common Shares	8,545,588	15.6%

The Common Shares held by residents of the United States were acquired pursuant to one of the following (i) brokerage transactions conducted on the floor of the Toronto Stock Exchange; (ii) private placements; and (iii) acquisitions by a predecessor of Petrobank of entities having United States securityholders.

Petrobank has never completed a public offering of its securities in the United States. Petrobank filed a Form F-8 with respect to a proposed acquisition of Ranger Oil in 2000. Such transaction was not completed and no shares were issued. The most recent Canadian public offering by Petrobank was completed on June 22, 2001 in connection with Petrobank's acquisition of Barrington Petroleum Ltd. On September 24, 2003 Petrobank also issued shares pursuant to a private placement.

Please contact Ryan Pardo at (206) 903-5453 if you have any questions or require any additional information with respect to the enclosed.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Sincerely,

Ryan B. Pardo

Enclosures
cc: Corey Ruttan

SCHEDULE A

Doc. No.		Date Filed	Filing Requirements [1,2]	When Due [3,4,5,6,7,8,9,10,11]
1.	Press Release -- English	January 13, 2003	1	3
2.	Receipt for an Initial Annual Information Form	February 10, 2003	1	N/A
3.	Press Release – English	March 5, 2003	1	3
4.	Press Release – English	March 5, 2003	1	3
5.	Press Release – English	March 5, 2003	1	3
6.	Notice of the Meeting and Record Date – English	March 27, 2003	1	N/A
7.	Press Release – English	April 1, 2003	1	3
8.	Audited Annual Financial Statements for the Fiscal Period Ended December 31, 2002 – English	April 1, 2003	1	5
9.	Notice of Annual and Special Meeting of Shareholders to be held May 22, 2003 – English	April 25, 2003	1	6
10.	Management's Discussion and	April 25, 2003	1	5

[1] Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commission).

[2] Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.

[3] Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.

[4] Continuous Disclosure Document – Is to be filed on SEDAR at least 25 days before record date (Record date must be set 35 to 60 days before the meeting).

[5] Continuous Disclosure Document – Is to be filed on SEDAR within 140 days of financial year-end.

[6] Continuous Disclosure Document – Is to be filed on SEDAR at least 25 days prior to meeting date (annual meeting must be held within 6 months of the fiscal year-end.

[7] Continuous Disclosure Document – Is to be filed on SEDAR within 60 days of end of 1st, 2nd and 3rd financial quarter.

[8] Episodic Disclosure Document – Is to be filed on SEDAR within 10 days after the material change occurred.

[9] Continuous Disclosure Document – Is to be filed on SEDAR within 10 days after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located.

[10] Episodic Disclosure Document – Is to be filed on SEDAR within 10 days of month-end.

[11] Continuous Disclosure Document – Is to be filed on SEDAR within 45 days of end of 1st, 2nd and 3rd financial quarter.

Doc. No.		Date Filed	Filing Requirements 1 2	When Due 3 4 5 6 7 8 9 10 11
	Analysis for the Fiscal Period Ended December 31, 2002			
11.	Information Circular for the Annual and Special Meeting to be held on May 22, 2003 – English	April 25, 2003	1,2	6
12.	Form of Proxy for the Annual and Special Meeting of Shareholders to be held on May 22, 2003 – English	April 25, 2003	1	6
13.	2002 Annual Report – English	April 25, 2003	1	5
14.	Press Release – English	April 29, 2003	1	3
15.	Confirmation of Mailing of 2002 Annual Report, Notice of Meeting, Information Circular and Proxy	April 29, 2003	1	N/A
16.	Material Change Report – English	May 2, 2003	1	3,8
17.	Material Change Report – English	May 6, 2003	1	3,8
18.	Press Release – English	May 14, 2003	1	3
19.	Qualifying Issuer Certificate (Form 45-102 F2)	May 15, 2003	1	9
20.	Material Change Report – English	May 15, 2003	1	3,8
21.	2002 Renewal Annual Information Form -- English	May 20, 2003	1	5
22.	Press Release – English	May 23, 2003	1	3
23.	Management's Discussion and Analysis for the Three Months Ended March 31, 2003 – English	May 28, 2003	1	7
24.	Interim Financial Statements for the Three Months Ended March 31, 2003 – English	May 28, 2003	1	7
25.	Confirmation of Mailing of First Quarter Report 2003	May 28, 2003	1	N/A
26.	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers	June 27, 2003	1	N/A
27.	Management's Discussion and Analysis for the Six Months Ended June 30, 2003 – English	August 29, 2003	1	7
28.	Interim Financial Statements for the	August 29, 2003	1	7

Doc. No.		Date Filed	Filing Requirements 1 2	When Due 3 4 5 6 7 8 9 10 11
	Six Months Ended June 30, 2003 – English			
29.	Confirmation of Mailing of Second Quarter Report 2003	September 2, 2003	1	N/A
30.	Material Change Report – English	September 4, 2003	1	3,8
31.	Press Release – English	September 11, 2003	1	3
32.	Material Change Report – English	September 15, 2003	1	3,8
33.	Press Release – English	September 19, 2003	1	3
34.	Press Release – English	September 24, 2003	1	3
35.	Qualifying Issuer Certificate (Form 45-102 F2)	September 25, 2003	1	9
36.	Material Change Report – English	September 25, 2003	1	3,8
37.	Qualifying Issuer Certificate (Form 45-102 F2)	September 30, 2003	1	9
38.	Press Release – English	October 17, 2003	1	3
39.	Press Release – English	November 19, 2003	1	3
40.	Press Release – English	November 28, 2003	1	3
41.	Management's Discussion and Analysis for the Nine Months Ended September 30, 2003 – English	November 28, 2003	1	7
42.	Interim Financial Statements for the Six Months Ended June 30, 2003 – English	November 28, 2003	1	7
43.	Confirmation of Mailing of Third Quarter Report 2003	December 1, 2003	1	N/A
44.	Press Release – English	January 9, 2004	1	3
45.	Material Change Report – English	January 15, 2004	1	3,8
46.	Press Release – English	January 16, 2004	1	3
47.	Press Release – English	January 28, 2004	1	3
48.	Press Release – English	February 24, 2004	1	3
49.	Alternative Monthly Early Warning Report for February 2004	March 8, 2004	1	10
50.	Press Release – English	March 31, 2004	1	3

Doc. No.		Date Filed	Filing Requirements 1 2	When Due 3 4 5 6 7 8 9 10 11
51.	Notice of the Meeting and Record Date – English	April 19, 2004	1	N/A
52.	Press Release – English	May 14, 2004	1	3
53.	Management's Discussion and Analysis for the Three Months Ended March 31, 2004 – English	May 17, 2004	1	11
54.	Interim Financial Statements for the Three Months Ended March 31, 2004 – English	May 17, 2004	1	11
55.	Form 52-109F2 – Certification of Interim Filings – CFO	May 17, 2004	1	11
56.	Form 52-109F2 – Certification of Interim Filings – CEO	May 17, 2004	1	11
57.	Confirmation of Mailing of First Quarter Report 2004, Apology Letter from Global Direct to Shareholders	May 18, 2004	1	N/A
58.	ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers	May 19, 2004	1	N/A
59.	Notice Regarding Annual Information Form (NI 51-102 F2]	May 19, 2004	1	5
60.	Notice of Annual and Special Meeting of Shareholders to be held June 17, 2004 – English	May 19, 2004	1	6
61.	Management's Discussion and Analysis for the Fiscal Period Ended December 31, 2003	May 19, 2004	1	5
62.	Information Circular for the Annual and Special Meeting to be held on June 17, 2004 – English	May 19, 2004	1,2	6
63.	Form of Proxy for the Annual and Special Meeting of Shareholders to be held on June 17, 2004 – English	May 19, 2004	1	6
64.	Audited Annual Financial Statements for the Fiscal Period Ended December 31, 2003 – English	May 19, 2004	1	5
65.	2003 Annual Report – English	May 19, 2004	1	5
66.	2003 Renewal Annual Information Form – English	May 19, 2004	1	5

Doc. No.		Date Filed	Filing Requirements [1 2]	When Due [3 4 5 6 7 8 9 10 11]
67.	Confirmation of Mailing of 2003 Annual Report, Notice of Meeting, Information Circular and Proxy	May 20, 2004	1	N/A
68.	Press Release (Section 2.2 of NI 51-101] – English	May 21, 2004	1	3
69.	Form of Proxy for the Annual and Special Meeting of Shareholders to be held on June 17, 2004 – English	May 21, 2004	1	6
70.	Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102	June 21, 2004	1	N/A
71.	Management's Discussion and Analysis for the Six Months Ended June 30, 2004 – English	August 13, 2004	1	11
72.	Interim Financial Statements for the Six Months Ended June 30, 2004 – English	August 13, 2004	1	11
73.	Form 52-109F2 – Certification of Interim Filings – CFO	August 13, 2004	1	11
74.	Form 52-109F2 – Certification of Interim Filings – CEO	August 13, 2004	1	11
75.	Press Release – English	August 16, 2004	1	3
76.	Confirmation of Mailing of Second Quarter Report 2004	August 17, 2004	1	N/A

END